EXHIBIT 99.1

Molecular Partners Publishes Invitation to Annual General Meeting 2023

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., March 13, 2023 (GLOBE NEWSWIRE) -- Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics, today published the invitation to the Annual General Meeting 2023.

The Annual General Meeting will be held on Tuesday, April 04, 2023, 14.00 CET (doors open at 13.30 CET), at startup space, Wiesenstrasse 10A, 8952 Schlieren, Switzerland.

Invitation to the Annual General Meeting 2022 with the corresponding agenda items

Einladung zur Generalversammlung 2022 mit den zugehörigen Traktandenpunkten

Financial calendar

April 4, 2023	Annual General Meeting
May 11, 2023	Interim Management Statement Q1 2023
August 24, 2023	Half-year results 2023 (unaudited)
October 26, 2023	Interim Management Statement Q3 2023

The latest timing of the above events can always be viewed on the investor section of the website.

About Molecular Partners AG

Molecular Partners AG is a clinical-stage biotech company developing DARPin therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin therapeutics in the areas of oncology and infectious disease and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas. www.molecularpartners.com; Find us on Twitter - @MolecularPrtnrs

For further details, please contact:

Seth Lewis, Head of Investor Relations & Strategy
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Antonio Ligi, Head of Communications
Zürich-Schlieren, Switzerland
antonio.ligi@molecularpartners.com
Tel: +41 79 723 36 81